Mark C. Amorosi 202.778.9351 Fax: 202.778.9100 mamorosi@klng.com

May 13, 2005

VIA EDGAR

Linda B. Stirling, Esq.

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0506

Re:	Responses to Comments on the Registration Statement on Form N-1A of AXA Enterprise Funds Trust (File Nos. 333-121788 and 811-21695)

Dear Ms. Stirling:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on January 28, 2005 concerning the Registration Statement on Form N-1A (the “Registration Statement”) of AXA Enterprise Funds Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2004, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement, which was filed with the SEC today. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

PROSPECTUS

1.	Principal Investment Strategies

(a)	Please identify the strategy for the Growth and Income Fund that will permit it to achieve the income component, even as a secondary strategy, of its total return investment goal.

The Trust has made the requested change.

(b)	For the Global Financial Services Fund and the Global Socially Responsive Fund, please add to the strategy disclosure the fund’s commitment to invest in global issuers.

The Trust has made the requested changes.

Linda B. Stirling, Esq.

May 13, 2005

(c)	Please disclose the maturity parameters for the securities purchased by the Government Securities Fund and the High-Yield Bond Fund.

The Trust has made the requested changes.

(d)	Please disclose any credit parameters in the strategy disclosure for the Tax-Exempt Income Fund.

The Trust has made the requested change.

2.	Fund Fees and Expenses

It is the staff’s position that all footnotes to the fee table should come after the “Annual Fund Operating Expenses” section and not between the two parts of the fee table. Accordingly, please move all footnotes to the end of the fee table.

The Trust had made the requested changes.

3.	More About Investment Strategies and Risks

Under the heading “More About Investment Strategies & Risks,” the disclosure regarding Special Situations Risk and Unseasoned Companies Risk states that “[c]ertain funds may” face exposure to these risks. Please specifically identify the funds in this risk disclosure. Likewise, the disclosure regarding Initial Public Offerings (“IPOs”) states that “[some] of the funds may participate” in IPOs. Please specifically identify those funds.

The Trust has made the requested changes.

4.	Management Team – The Manager

Under the heading “Management Team – The Manager,” the second paragraph contains language which states that AXA Equitable “uses systems to strengthen its evaluation....” Please explain the concept of “systems.”

The Trust has made the requested change.

Linda B. Stirling, Esq.

May 13, 2005

5.	Management Team – The Sub-advisers

Item 5(a)(2) of Form N-1A asks for disclosure of the portfolio managers’ past 5 years business experience. Please provide more specificity for Mr. Boksen, Mr. Bickerstaff, Mr. Blum, Mr. Burlingame, Mr. Leonard, Mr. Vicinelli, Mr. Barach, Mr. Scholl, and Mr. Staples.

The Trust has made the requested changes for Mr. Boksen, Mr. Blum, Mr. Burlingame, Mr. Leonard, Mr. Barach and Mr. Scholl. The Trust has deleted the references to Mr. Bickerstaff, Mr. Vicinelli and Mr. Staples, as they are not expected to serve as portfolio managers of the relevant funds.

6.	Fund Services – How Fund Shares are Priced

Please disclose the valuation policy for small capitalization and emerging market securities. In addition, please disclose the effects of using fair value pricing.

The Trust has made the requested changes. In particular, the Trust has clarified its fair valuation policies with respect to securities for which there is no ready market, which may include securities of certain small capitalization and emerging market issuers. In addition, the Trust has added additional disclosure regarding the effects of using fair value pricing.

STATEMENT OF ADDITIONAL INFORMATION

1.	Portfolio Holdings

(a)	In the section entitled “Portfolio Holdings,” please add disclosure of:

(i)	Any conditions or restrictions placed on the use of portfolio information (Item ll(f)(l)(ii));

The Trust has made the requested change.

(ii)	The procedures that the fund uses to ensure that disclosure of this information is in the best interests of fund shareholders and the procedures to address conflicts of interest in this regard (Item ll(f)(l)(vi)); and

The Trust has made the requested change.

(iii)	The manner in which the board of directors exercises oversight of portfolio holdings disclosure (Item 1 l(f)(l)(vii)).

The Trust has made the requested change.

Linda B. Stirling, Esq.

May 13, 2005

(b)	In addition, please confirm supplementally that the fund does not disclose its portfolio holdings to the media, pricing services, auditors, law firms, proxy voting services or other entities not disclosed in the Statement of Additional Information. (Item 11(f)(l)(i)).

The Trust has added disclosure clarifying its policy with respect to the disclosure of portfolio holdings to, among others, the entities identified in your comment.

2.	Management of the Trust – Committees of the Board

(c)	Please disclose the number of meetings held by the Nominating and Compensation Committee and the Valuation Committee of the predecessor funds during the previous fiscal year. (ltem 12(b)(2)(iii))

Although the Trust’s funds are successor funds for accounting and performance purposes, they are governed by a different board of trustees. As such, the Trust believes that Form N-1A does not require it to disclose the number of meetings held by the predecessor fund’s board committees. The Trust also believes that such information is not material to investors under the circumstances. Therefore, the Trust has not made the requested changes.

(d)	In addition, please disclose whether the Nominating and Compensation Committee will consider shareholder nominees. (Item 12(b)(2)(iv))

The Trust has made the requested change.

* * * * *

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Linda B. Stirling, Esq.

May 13, 2005

Should you have any further comments on these matters, or any questions, please contact Arthur J. Brown at (202) 778-9046 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

Attachment

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Arthur J. Brown, Esq.

Kirkpatrick & Lockhart Nicholson Graham LLP